Exhibit 10(m)	VERSION 1

EMPLOYMENT AGREEMENT

          THIS EMPLOYMENT AGREEMENT is made as of December 14, 2001 between THE DAYTON POWER AND LIGHT COMPANY, an Ohio corporation (the “Company”) and CAROLINE E. MUHLENKAMP (“Ms. Muhlenkamp”) under the following circumstances:

A.	The Company, the principal subsidiary of DPL Inc., performs management services for affiliates of DPL Inc. in connection with their non-utility investment and portfolio activities.

B.	Ms. Muhlenkamp is presently employed by the Company. The Company desires to provide for the continued employment of Ms. Muhlenkamp subject to the terms and conditions herein.

NOW, THEREFORE, the parties agree as follows:

          Section 1.        Employment and Duties.     The Company hereby employs Ms. Muhlenkamp and Ms. Muhlenkamp hereby accepts such employment.  In such capacity, Ms. Muhlenkamp shall have the title of President of DPL Inc.’s wholly owned subsidiary, MVE Inc., shall report directly to the Chairman of the Board of the Company, shall have responsibility for the management, monitoring and oversight of the non-utility investment portfolio and activities of DPL Inc. and its subsidiaries and, if requested, shall serve on the advisory board or other committee of any private equity partnership (or similar investment vehicle) in which DPL Inc. or any of its subsidiaries has made an investment.  Ms. Muhlenkamp shall also perform such other and further duties and serve in such other capacities as may be assigned to her from time to time by the Chairman of the Board of the Company or the Board of Directors of the Company.  During the Term, Ms. Muhlenkamp shall devote her entire business time and attention to the performance of her duties hereunder and shall use her best efforts to perform her duties hereunder faithfully and efficiently.

           Section 2.        Term.     The term of this Agreement (the “Term”) shall commence on December 14, 2001 and shall continue thereafter until terminated in accordance with Section 6.

           Section 3.       Compensation.     As compensation for her services hereunder, Ms. Muhlenkamp shall receive the following:

(a)       Base Salary.   Ms. Muhlenkamp shall receive a base salary at such annual rate as the Compensation and Management Review Committee of the Board of Directors of the Company (the “Committee”) may determine from time to time in its sole discretion (the “Base Salary”), to be paid in installments in accordance with the Company’s customary payroll practices.

(b)	Participation in MVE Incentive Program.

(i)

During Ms. Muhlenkamp’s employment with the Company, she will be eligible to participate in the incentive program established by the Company in connection with the non-utility investment and portfolio activities of DPL Inc. and its subsidiaries (the “MVE Incentive Program”), and receive bonuses paid to participants in the MVE Incentive Program for a given calendar year, all as determined by the Committee for such calendar year.  A copy of  the MVE Incentive Program is attached as Exhibit A.

(ii)

In the event of a Change of Control as defined in that certain letter agreement between Ms. Muhlenkamp and the Company dated December 15, 2000, Ms. Muhlenkamp’s percentage of the aggregate bonuses thereafter paid under the MVE Incentive Program will be consistent with historical levels.

(iii)

In recognition of the substantial contribution which Ms. Muhlenkamp has made, to the non-utility investment and portfolio activities of DPL Inc. and its subsidiaries, in the event of termination of this Agreement for any reason (including, without limitation, by reason of Ms. Muhlenkamp’s death but excepting termination by the Company for Cause and termination by Ms. Muhlenkamp) the Company shall pay to Ms. Muhlenkamp (or, in the event of her death, to such beneficiary as Ms. Muhlenkamp may have designated in writing, from time to time, to the Secretary of the Company or, in the absence of such designation, to her estate) annually the amount which would have been payable to Ms. Muhlenkamp under the above subparagraphs of this Section 3(b) had this Agreement remained in effect consistent with Ms. Muhlenkamp’s percentage level of participation in the MVE Incentive Program in effect as of the date of termination.

(c)       Fringe Benefits.   During the Term, Ms. Muhlenkamp shall be entitled to receive such fringe benefits (including, medical, life and disability insurance benefits and retirement benefits) as are generally made available to other executive level employees of the Company in accordance with the plans, practices, programs and policies of the Company in effect from time to time, including participation in the Company’s Key Employees Deferred Compensation Plan.

          Section 4.       Expenses.     The Companies shall reimburse Ms. Muhlenkamp for all reasonable out-of-pocket expenses properly incurred by her in connection with the performance of her duties hereunder in accordance with the policies established from time to time by the Company.

          Section 5.       Withholdings.     The Company may withhold from any amounts payable to Ms. Muhlenkamp hereunder such federal, state or local taxes or other amounts as the Company shall be required to withhold pursuant to applicable law.

          Section 6.       Termination.     (a)  This Agreement and Ms. Muhlenkamp’s employment with the Company may be terminated at any time, with or without cause, by either the Company or Ms. Muhlenkamp upon 180 days’ prior written notice; provided this Agreement and Ms. Muhlenkamp’s employment with the Company may be terminated by the Company for Cause without prior notice.

                     (b)       In addition, this Agreement and Ms.Muhlenkamp’s employment with the Company shall automatically terminate upon Ms. Muhlenkamp’s death or Disability.

                     (c)        Upon the termination of this Agreement for any reason, this Agreement shall forthwith be of no further force and effect and there shall be no further liability on the part of either party, other than based upon (i) its obligations under this Agreement arising prior to such termination, (ii) the obligations of the Company under Section 3(b)(iii) or (iii) the obligations of such party contained in any other agreement between the parties including, without limitation, any agreement providing for the payment of benefits in the event of a change of control of the Company.

          Section 7.       Certain Definitions.  For purposes of this Agreement, the following terms have the following meanings:

          “Cause” means (i) the commission of a felony, (ii) embezzlement, (iii) the illegal use of drugs or (iv) the failure by Ms. Muhlenkamp to substantially perform her duties hereunder (other than any such failure resulting from her physical or mental illness or other physical or mental incapacity) as determined by the Board of Directors of the Company.  Notwithstanding the foregoing, “Cause” shall not be deemed to exist unless and until there shall have been delivered to Ms. Muhlenkamp a copy of a resolution duly adopted by written consent of not less than three-fourths of the number of directors of the Company then in office (after reasonable notice to Ms. Muhlenkamp and an opportunity for Ms. Muhlenkamp, together with her counsel, to be heard at a meeting of the Board of Directors of the Company called and held for that purpose), finding that in the good faith opinion of the Board of Directors, Ms. Muhlenkamp was guilty of conduct set forth in clause (i), (ii), (iii) or (iv) of the preceding sentence and specifying the particulars thereof in detail.

          “Disability” means the inability of Ms. Muhlenkamp to perform her duties hereunder for a period of six consecutive months because of physical or mental illness or other physical or mental disability or incapacity, followed by the Company giving Ms. Muhlenkamp 30 days’ written notice of its intention to terminate this Agreement by reason thereof and Ms. Muhlenkamp’s failure because of such physical or mental illness or other physical or mental disability or incapacity to resume the performance of her duties hereunder within such 30 day period and thereafter perform the same for a period of two consecutive months.

          Section 8.       Parties in Interest.     This Agreement is for the sole benefit of the parties and shall not create any rights to any person not a party.  This Agreement is personal and may not be assigned by any party without the prior written consent of the other party.  Subject to the foregoing, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective successors and assigns of the parties, but no assignment shall, of itself, relieve any party of its obligations hereunder.

          Section 9.       Entire Agreement.     This Agreement sets forth the entire agreement and understandings of the parties in respect to the subject matter hereof.

          Section 10.       Interpretation.     The section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Words used in this Agreement in the singular number shall include the plural, and vice versa, unless the context requires otherwise.  Words of gender used in this Agreement may be read as masculine, feminine or neuter as the context may require.  The terms “this Agreement”, “hereto” “herein”, “hereby”, “hereof” and similar expressions refer to this Agreement in its entirety and not to any particular provision or portion of this Agreement.  When a reference is made to Sections, such reference shall be to a Section of this Agreement, unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation”.

          Section 11.       Law Governing.     This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Ohio without regard to its conflicts of laws rules.

          Section 12.       Counterparts.     This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

          Section 13.       Amendment.     Any amendment to this Agreement or any waiver of rights or any consent hereunder shall not be operative unless it is in writing and signed by the party sought to be charged.

          Section 14.       Severability.     If any provision of this Agreement or the application thereof to any party or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to another party or circumstance shall not be affected thereby and such provision shall be enforced to the greatest extent permitted by applicable law.

          Section 15.       Waiver.     The failure or delay on the part of any party to insist upon strict performance of any of the terms or conditions of this Agreement will not constitute a waiver of any of its rights hereunder.  No right or remedy herein conferred upon or reserved to any party is intended to be exclusive of any other right or remedy and all such rights and remedies shall be cumulative.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

THE DAYTON POWER AND LIGHT COMPANY

By:

Its:

Caroline E. Muhlenkamp

Annex A

MVE INCENTIVE PROGRAM
[ As Amended in April, 2003 ]

          For the calendar year of 2003 and for each calendar year thereafter, DPL Inc. and its subsidiaries (the “Companies”) shall pay to Mr. Forster for each such calendar year a bonus equal to (a) 2.75% of the cumulative cash distributed to or on behalf of any of the companies attributable to each separate investment made by any private equity partnership (or similar investment vehicle) in which any of the Companies have invested at any time (whether before or after the date hereof) prior to the expiration or termination of this Agreement determined after recovery of the amount actually invested in such separate investment, attributable to the Companies’ investment in such investment vehicle and all related expenses, less (b) the aggregate amount of all bonuses previously paid to Mr. Forster with respect to such investment in all prior years.  If any private equity investment has resulted in a loss, such loss should be taken into account in such calculation in which case that loss shall reduce the cash return for such calendar year and, to the extent it exceeds that year’s cash return, the excess loss shall be carried forward to subsequent years until fully applied.

          The selection, ongoing management of partnerships and integration of investments with the long-term strategic plans of DPL requires continuity of the key players.  The purpose of this program is to motivate and retain key people in both the near and future terms.

          Therefore, the same incentive program outlined above will apply to the other MVE principal.  For the year 2000 and for each calendar year thereafter, the Companies shall pay to Ms. Muhlenkamp for each such calendar year a bonus equal to 2.25% under the same terms and conditions above.  The program total not to exceed 5% of the cumulative distributed cash.

          The determination of incentive payouts will be based on the following:

PRIVATE EQUITY
•	Partnership approach -- accounting by individual Partnerships
•	Partnership management fees -- recognized as reported
•	Losses/Write-offs -- recognized as reported
•	Annual calculation of return of investments. Cash basis for determining gains and losses (each separate investment and management fees - investment proceeds) = basis for incentive

PUBLIC SECURITIES
•	The reported annual gain or loss of each security managed by MVE will be included in the net annual performance results of MVE

Incentive calculated on net annual performance of entire array of MVE managed portfolio gains/losses.